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                           SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of June, 2004

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                   258 Attwell Drive, Toronto, Ontario M9W 5B2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-k:
Press Release, June 8, 2004
Interim MD & A, Second Quarter Fiscal 2004
Interim Financial Statements, Second Quarter Fiscal 2004

                 POLYAIR INTER PACK REPORTS SECOND QUARTER 2004

TORONTO, June 8, 2004 - Polyair Inter Pack Inc. (TSE/AMEX: PPK) reported net income of $1.5 million or $0.20 per diluted share on sales of $56.4 million for the second quarter ended May 1, 2004, compared with $1.2 million or $0.20 per diluted share on sales of $31.6 million for the same period in the prior year. The results include for the first time the results of the Atlantic/Jacuzzi operation, acquired on May 8th, 2003 and the PXL Cross-Linked Foam plant, which opened in June 2003.

Fiscal second quarter 2004 highlights vs same period for the prior year (US$):

|X|  Revenues increased by 78.8% to $56.4 million

|X| Pool sales increased by 236.2% to $31.2 million as a results of the Jacuzzi/Atlantic product line additions

|X|  Packaging sales increased by 13.3% to $25.3 million


                                                3 Months Ended                                6 Months Ended
                                      May 1           May3          %                May 1          May3             %
                                      2004            2003        Change              2004          2003            Change
----------------------------------------------------------------------------------------------------------------------------------
Sales
Packaging Products                    25,268        22,298         13.3%            48,643         43,037             13.0%
Pool Products                         31,172         9,271        236.2%            42,886         13,070            228.1%
Total Sales                           56,440        31,569         78.8%            91,529         56,107             63.1%

Earnings before Interest,              4,477         3,906         14.6%             4,584          5,861           (21.8)%
Taxes, Depreciation
and Amortization (EBITDA)*

Net Income                             1,522         1,243         22.4%               409          1,390           (70.6)%


Weighted average
 of shares outstanding - Basic     6,137,928     6,104,300                       6,121,140      6,111,119
                       - Diluted   7,180,568     6,358,113                       6,871,109      6,332,398

Earnings Per Share - Basic             $0.24         $0.20         20.0%             $0.05          $0.23           (78.3)%
                   - Diluted           $0.20         $0.20            -              $0.05          $0.22           (77.3)%


* This represents Operating Profit plus Depreciation & Amortization as reported in the Company's financial statements.


All amounts are expressed in thousands of U.S. dollars except for number of shares outstanding and per share amounts.


Management's perspective

The Pool segment's sales for the quarter more than tripled over the same period last year. This growth is attributed to the high volume of sales from the acquired Atlantic/Jacuzzi operations, which were added in the third quarter of 2003. The Packaging group sales increased by 13% for the quarter when compared to the prior year due to increased volume across all core product groups with the largest increases coming from the e-business product sector.

"Although Packaging sales volume has increased due to higher product demand, we have been negatively impacted by competitive pricing pressures. In addition, the combination of increased raw material costs and the cost of new equipment start ups has eroded our gross margins." commented Henry Schnurbach, Polyair Inter Pack President and Chief Executive Officer.

"We are aggressively moving forward with Cantar/Atlantic/Jacuzzi integration and are on track to complete the integration for the 2005 pool season. However, due to this prolonged period of transition, the company was unable to ship sufficient product to meet customer demand. We were also faced with additional costs related to raw materials and the integration, as well as the late delivery of certain imported products," said Mr. Schnurbach.

Mr. Schnurbach continued, "Despite rising material costs, competitive pricing pressures in both business sectors and the effects of the integration costs related to the Atlantic/Jacuzzi acquisition, we are continuing to build our presence in the packaging products market and our products are in high demand. I am confident that once our infrastructure is fully developed, we will deliver stronger returns. We look forward to building upon our business as we complete the Cantar/Atlantic/Jacuzzi integration."

Conference Call

The Company will host a conference call on Wednesday June 9, 2004 at 4:15 pm (Eastern Daylight Time) to review the operating results. Polyair invites all those interested in hearing management's discussion of the quarter to join the call by dialing 1-800-915-4836 in the U.S. and Canada. International participants may access the call by dialing 1-973-317-5319. A replay will be available for one week following the call by dialing 1-800-428-6051 (U.S. and Canada) or 1-973-709-2089 (International) and entering access code 359734 when prompted.


Polyair Inter Pack Inc. (www.polyair.com and www.cantar.com), through its Polyair Group manufactures protective packaging; through its Cantar and Atlantic Groups the company manufactures swimming pool products, which are sold through a network of some 3,000 distributors across North America. Polyair operates twelve manufacturing facilities, seven of which are based in the United States where last year, the Company generated approximately 79% of its annual sales. The shares are listed on both the Toronto Stock Exchange and the American Stock Exchange under the symbol "PPK".


Certain information included in this document contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of certain product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc.


For further information contact:

Tom Caden or Dian Griesel                            Wendy Smith
The Investors Relations Group                        Shareholder Administrator
Phone:  (212) 825-3210                               Phone: (416) 740-2687
Email:  theproteam@aol.com                           Email: wsmith@polyair.com

POLYAIR INTER PACK INC
SECOND QUARTER 2004 RESULTS
MAY 1, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS
RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

Results of Operations


The company's net sales increased 78.8% to $56.4 million in the second quarter and 63.1% to $91.5 million in the first six months of 2004 compared to the second quarter and first six months of 2003. Sales of packaging products for the second quarter increased 13.3% to $25.3 million from $22.3 million in the comparable 2003 period. For the six months, sales of packaging products increased 13.0% to $48.6 million from $43.0 million in the comparable 2003 period. There was an increase in unit sales volumes across all of the Packaging product lines with the most significant increase relating to the electronic fulfillment segment.

Sales of pool products for the second quarter increased 236.2% to $31.2 million from $9.3 million in the comparable 2003 period. For the six months, pool product sales increased 228.1% to $42.9 million from $13.1 million in the comparable 2003 period. This increase was due to the addition of the Atlantic/Jacuzzi product lines added as a result of the May 2003 Jacuzzi/Atlantic asset acquisition.

Gross profit for the second quarter increased 43.1% to $10.6 million from $7.4 million in the prior year. For the six months, gross profit increased 29.4% to $16.5 million from $12.8 million in the prior year. As a percentage of sales, gross profit decreased to 18.8% during the quarter compared to 23.5% in the previous year. For the six months, gross profit as a percent of sales was 18.0%, compared to 22.7% for the first 6 months of 2003. The impact of the increased sales volume was offset by the infrastructure costs related to the Atlantic/Jacuzzi product operations, competitive pricing pressures on Packaging products and higher cost of polyethylene resin and other polyethylene based raw materials, which have increased by 5% during the quarter and 16% year to date, when compared to the respective periods in 2003. During the quarter, operating profit was also impacted as a result of the higher than expected cost of consolidating the Toronto facilities along with the expense related to the start up of new bubble and envelope production lines.

As a percentage of sales, selling and administrative expenses decreased during the second quarter to 13.6% from 15.5% and to 16.5% from 17.3% for the first six months of 2004 in the prior year. This variance is mainly due to the Pool segment's sales volume seasonality, with the volume concentration being in the spring and summer fiscal quarters.

Operating profit for the second quarter increased 15.6% to $2.9 million from $2.5 million in the prior year and decreased 54.4% to $1.4 million in the first six months of 2004. While second quarter Packaging operating profit decreased 11.9% to $2.5 million, due to lower average selling prices and increased raw material costs mentioned earlier, Pool's second quarter operating profit increased 76.7% to $2.2 million due to sales volume, when compared to the prior year. For the first six months of 2004, Packaging operating profit decreased 4.9% to $5.1 million dollars. Pool operating profit decreased to a loss of $19,000 in 2004 compared to a profit of $666,000 in the prior year. This decrease was due to the losses sustained in the first quarter of 2004 relating to the Atlantic/Jacuzzi organization's fixed cost base that was disproportionately higher that its sales volume due to seasonal nature of the pool sales. Corporate costs increased 13.7% to $1.7 million for the quarter compared to $1.5 million in the prior year. For the first six months of 2004, corporate costs increased 24.3% to $3.7 million due to the increased structure required to support the larger organization. The strengthened Canadian dollar's impact on the Canadian selling and administrative costs reduced operating profit for the second quarter by $329,000 and $507,000 for the first six months of 2004.

Net interest expense increased by 18% to $430,000 the second quarter and increased decreased 30% to $887,000 in the first six months of 2004 compared to $365,000 and $681,000 in the second quarter and first six months of 2003, respectively, due to working capital requirements.

Liquidity and Capital Resources

The company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

Working Capital as at May 1, 2004 increased by $3.5 million to $11.0 compared to $7.5 million in the prior year. The acquisition of the Jacuzzi / Atlantic assets and product lines impacts the comparison to the respective periods of 2003. Total accounts receivable increased by $30.0 million from the prior year due to the increase sales volume of the acquired product lines. Total inventory increased by $22.1 million from the prior year with $19.2 million related to the acquired business. Accounts payable and accrued liabilities increased by $19.1 million over the prior year with $16.7 million related to the acquired business.

The company's total debt, net of cash and short-term investments and the convertible note, increased by $30.8 million at the end of the second quarter to $59.7 million compared to $28.9 million at the prior quarter end. The increase is due increase in bank indebtedness required to finance the working capital demands related to the acquired business, higher inventory levels as noted above and the purchase of new equipment of $4.4 million.

As at May 1, 2004, the available line of credit was $48.8 million with $40.7 million drawn on the line of credit. The line of credit is subject to an unused credit facility fee of 0.375% per annum on the undrawn balance.

As of April 1, 2004, the holder of the $5.0 million convertible note has the option to convert the note into 598,802 common shares at a price of $8.35, resulting in an increase of the weighted average number of diluted shares.


Related Party Transaction

Effective April 28th, 2004, the Company entered into a put/call agreement, relating to the sale of a manufacturing facility in Toronto ("the property"), with an entity controlled by a director and significant shareholder of the Company ("the related party purchaser" or "the purchaser"). Under the terms of the agreement, at any time on or before March 27th, 2005, the related party purchaser may require the Company to sell the property to the related party purchaser or the Company may require the purchaser to buy the property for a purchase price of Cdn $2.595 million. The purchase price will be paid in cash on closing subject to a 5 year no interest vendor take back mortgage of Cdn $500,000, the principal amount of which may be reduced by any amount spent on environmental remediation of the property in excess of US $300,000. In addition, upon execution of the put/call agreement, the Company will enter into a lease back transaction with the related party purchaser, whereby the Company will lease the property for an initial term of 10 years with a five year renewal option which can be exercised by either party.

An   independent   committee  of  the  board  of  directors  has  approved  this transaction, based in part on an appraisal of the property and the terms of the transaction, including the lease back transaction.

Outlook

We believe that the packaging sector revenues should continue the growth trend experienced in the second quarter of 2004. The pressure on margins are expected to continue, as raw material prices are higher than prior year levels while selling prices are being impacted by the competitive environment.

Certain information included in this document contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of certain product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc.

POLYAIR INTER PACK INC. - SECOND QUARTER RESULTS, 2004

CONSOLIDATED BALANCE SHEETS
(in thousands of United States dollars)

                                                              AS AT                 AS AT                 AS AT
                                                              MAY 1              OCTOBER 31               MAY 3
                                                               2004                  2003                  2003
                                                           (unaudited)                                 (unaudited)
-----------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
 Cash and cash equivalents                                $      443            $      888             $     558
 Accounts receivable, net of allowance                        50,112                24,006                20,103
  for doubtful accounts
 Due from joint venture                                          877                   826                   761
 Income taxes receivable                                         147                   111                    87
 Inventory                                                    38,548                30,022                16,389
 Prepaid expenses and other                                    4,512                 2,175                 1,168
 Future income tax assets                                      1,481                 1,492                   885
-----------------------------------------------------------------------------------------------------------------
                                                              96,120                59,520                39,951

Capital assets, net                                           38,591                37,790                35,584

Future income tax assets                                       1,352                 1,369                   563

Intangible and other assets, net                               1,810                 1,929                 1,762
-----------------------------------------------------------------------------------------------------------------
                                                          $  137,873            $  100,608             $  77,860
=================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Bank indebtedness                                        $   40,733            $   13,130             $   8,810
 Accounts payable                                             28,737                14,195                13,268
 Accrued liabilities                                           9,192                11,598                 5,533
 Income taxes payable                                            798                 2,009                   833
 Future income tax liabilities                                    47                    62                     -
 Current portion of long-term debt                             5,627                 4,191                 3,982
-----------------------------------------------------------------------------------------------------------------
                                                              85,134                45,185                32,426

Long-term debt                                                13,825                15,348                16,686
Other long-term liabilities                                      766                 1,324                     -
Convertible note                                               1,144                 1,229                     -
Future income tax liabilities                                  3,601                 3,633                 2,919

Shareholders' equity:
Convertible note                                               3,926                 3,938                     -
Capital stock                                                 10,013                 9,938                 9,838
Retained earnings                                             19,181                18,869                15,536
Cumulative translation account                                   283                 1,144                   455
-----------------------------------------------------------------------------------------------------------------
                                                              33,403                33,889                25,829
-----------------------------------------------------------------------------------------------------------------
                                                          $  137,873            $  100,608             $  77,860
=================================================================================================================


See accompanying notes to consolidated financial statements

POLYAIR INTER PACK INC. - SECOND QUARTER RESULTS, 2004

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (3 months ended May 1, 2004 and May 3, 2003)
(in thousands of United States dollars)
(UNAUDITED)

                                                                3 MONTHS ENDED                           6 MONTHS ENDED
                                                            MAY 1,             MAY 3,                MAY 1,               MAY 3,
                                                              2004               2003                  2004                2003
--------------------------------------------------------------------------------------------------------------------------------
Sales                                                    $  56,440          $  31,569             $  91,529           $  56,107

Cost of sales                                               45,843             24,162                75,029              43,353
--------------------------------------------------------------------------------------------------------------------------------

Gross profit                                                10,597              7,407                16,500              12,754

Expenses:
   Selling                                                   4,820              2,638                 9,065               5,277
   General and administrative                                2,876              2,260                 6,036               4,409
--------------------------------------------------------------------------------------------------------------------------------
                                                             7,696              4,898                15,101               9,686
--------------------------------------------------------------------------------------------------------------------------------

Operating profit                                             2,901              2,509                 1,399               3,068

Interest expense, net                                          430                365                   887                 681
--------------------------------------------------------------------------------------------------------------------------------

Income before minority interest                              2,471              2,144                   512               2,387

Minority interest                                               28                  -                    39                   5
--------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                   2,499              2,144                   551               2,392

Income taxes                                                   977                901                   142               1,002
--------------------------------------------------------------------------------------------------------------------------------

Net Income for the period                                    1,522              1,243                   409               1,390


Retained earnings, beginning of period                      17,711             14,293                18,869              14,614

Premium on common shares purchased for cancellation              -                  -                     -                (468)

Convertible debt accretion                                     (52)                 -                   (97)                  -

--------------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                         $  19,181          $  15,536             $  19,181           $  15,536
================================================================================================================================

Income per share:
          Basic                                          $    0.24          $    0.20             $    0.05           $    0.23
          Diluted                                             0.20               0.20                  0.05                0.22
================================================================================================================================

Weighted average number of shares outstanding:
          Basic                                          6,137,928          6,104,300             6,121,140           6,111,119
          Diluted                                        7,180,568          6,358,113             6,871,109           6,332,398
================================================================================================================================

See accompanying notes to consolidated financial statements.

POLYAIR INTER PACK INC. - SECOND QUARTER RESULTS, 2004

CONSOLIDATED STATEMENTS OF CASH FLOWS (3 months ended May 1, 2004 and May 3,
2003)
(in thousands of United States dollars)
(UNAUDITED)

                                                                           3 MONTHS ENDED                   6 MONTHS ENDED
                                                                                  MAY 1,                        MAY 3,
                                                                            2004         2003             2004            2003
--------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operating activities:
 Net income for the period                                             $  1,522       $  1,243         $    409       $  1,390
 Items which do not involve cash:
 Depreciation and amortization                                            1,576          1,397            3,185          2,793
-------------------------------------------------------------------------------------------------------------------------------
                                                                          3,098          2,640            3,594          4,183

Change in non-cash operating working capital:
 Accounts receivable                                                    (25,331)        (7,421)         (26,952)        (3,937)
 Inventory                                                               (1,995)        (3,065)          (9,649)        (5,201)
 Prepaid expenses and other                                              (1,005)           219           (2,461)          (516)
 Accounts payable and accrued liabilities                                 7,095          2,486           12,976          2,901
 Income taxes payable/receivable                                            245            715           (1,159)        (1,969)
-------------------------------------------------------------------------------------------------------------------------------
                                                                        (17,893)        (4,426)         (23,651)        (4,539)

Financing activities:
 Issuance of long-term debt                                                   -              -            2,732              -
 Repayment of long-term debt                                             (1,871)          (718)          (2,632)        (1,421)
 Increase in bank indebtedness                                           20,607          6,847           28,410          8,597
 Common shares repurchased                                                    -            (17)               -           (659)
 Stock options exercised                                                     72              -               77              4
-------------------------------------------------------------------------------------------------------------------------------
                                                                         18,808          6,112           28,587          6,521

Investing activities:
 Purchase and deposits on building and equipment                         (1,770)        (2,078)          (4,441)        (3,946)
 Due from joint venture                                                      89            (55)             (87)          (389)
 Other                                                                     (122)            28             (117)           (10)
-------------------------------------------------------------------------------------------------------------------------------
                                                                         (1,803)        (2,105)          (4,645)        (4,345)

Effect of foreign currency translation on cash balances                    (626)           (61)            (736)           (77)
-------------------------------------------------------------------------------------------------------------------------------

Decrease in cash and cash equivalents                                    (1,514)          (480)            (445)        (2,440)

Cash and cash equivalents, beginning of period                            1,957          1,038              888          2,998

------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                               $    443       $    558         $    443       $    558
==============================================================================================================================

Supplemental cash flow information:
Cash paid during the period for:
  Interest paid                                                        $    742       $    383         $  1,191       $    559
  Income taxes paid, net of refunds                                         799            189            1,344          2,975

-------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

POLYAIR INTER PACK INC. - SECOND QUARTER RESULTS, 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (3 months ended May 1, 2004 and May 3, 2003)

  (UNAUDITED)
-------------------------------------------------------------------------------

1.   Significant Accounting Policies

These consolidated financial statements do not contain all disclosures required by Canadian GAAP and therefore, should be read in conjunction with the Company's consolidated financial statements for the year ended October 31, 2003. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were applied in the consolidated financial statements for the year ended October 31, 2003.




2.   Seasonality of Operations

Due to the seasonal nature of the pool products business, the earnings for the three months ended May 1, 2004 and May 3, 2003 are not indicative of the earnings for other quarters. Sales in pool products are substantially higher in the second and third quarters, primarily due to buying patterns for the summer. Since fixed costs such as rent and overhead apply uniformly throughout the year, significantly higher profitability results in the third quarter of the year.


3.   Polyair - Related Party Transaction

Effective April 28, 2004, the Company entered into a put/call agreement, relating to the sale of a manufacturing facility in Toronto ("the property"), with an entity controlled by a director and significant shareholder of the Company ("the related party purchaser" or "the purchaser"). Under the terms of the agreement , at any time on or before March 27, 2005, the purchaser may require the Company to sell the property to the purchaser or the Company may require the purchaser to buy the property for a purchase price of Cdn $ 2.595 million. The purchase price will be paid in cash on closing subject to a 5 year no interest vendor take back mortgage of Cdn $500,000, the principal amount of which may be reduced by any amount spent on environmental remediation of the property in excess of US $300,000. In addition, upon execution of the put/call agreement, the Company will enter into a lease back transaction with the related party purchaser, whereby the Company will lease the property for an initial term of 10 years with a five year renewal option which can be exercised by either party.

An   independent   committee  of  the  board  of  directors  has  approved  this transaction, based in part on an appraisal of the property and the terms of the transaction, including the lease back transaction.

POLYAIR INTER PACK INC. - SECOND QUARTER RESULTS, 2004


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(3 months ended May 1, 2004 and May 3, 2003)
(in thousands of United States dollars)
 (UNAUDITED)
-------------------------------------------------------------------------------

4.   Segmented Information:

The Company manufactures and markets packaging and pool products. The Company operates in the United States and Canada.

      By geographic region:

      ------------------------------------------------------------------------------------------------------------------------
                                                         3 MONTHS ENDED                                  6 MONTHS ENDED
                                                    MAY 1,               MAY 3,                    MAY 1,               MAY 3,
                                                      2004                 2003                      2004               2003
      ------------------------------------------------------------------------------------------------------------------------
      Sales:
         United States                           $  37,749            $  26,577                 $  64,164            $  47,529
         Canada                                     12,741                4,992                    19,918               8,578
         Europe                                      5,950                    0                     7,447                   -
      ------------------------------------------------------------------------------------------------------------------------

                                                 $  56,440            $  31,569                 $  91,529            $  56,107
      ------------------------------------------------------------------------------------------------------------------------


      --------------------------------------------------------------------------
                                                              AS AT
                                                    MAY 1,               MAY 3,
                                                      2004                 2003
      --------------------------------------------------------------------------

      Capital assets and goodwill:
         United States                           $  23,984            $  25,862
         Canada                                     14,329                9,305
         Corporate                                   1,120                1,239

      --------------------------------------------------------------------------

                                                 $  39,433            $  36,406
      --------------------------------------------------------------------------

      By operating segment:

      ------------------------------------------------------------------------------------------------------------------------
                                                         3 MONTHS ENDED                                 6 MONTHS ENDED
                                                    MAY 1,               MAY 3,                    MAY 1,               MAY 3,
                                                      2004                 2003                      2004                2003
      ------------------------------------------------------------------------------------------------------------------------

      Sales:
         Packaging products                      $  25,268            $  22,298                 $  48,643            $  43,037
         Pool products                              31,172                9,271                    42,886               13,070

      ------------------------------------------------------------------------------------------------------------------------

                                                 $  56,440            $  31,569                 $  91,529            $  56,107
      ------------------------------------------------------------------------------------------------------------------------

      Depreciation and amortization:
         Packaging products                      $   1,289            $   1,064                 $   2,577            $   2,126
         Pool products                                  98                  122                       197                  242
         Corporate                                     189                  211                       411                  425

      ------------------------------------------------------------------------------------------------------------------------

                                                 $   1,576            $   1,397                 $   3,185            $   2,793
      ------------------------------------------------------------------------------------------------------------------------

      Operating profit (loss):
         Packaging products                      $   2,482            $   2,818                 $   5,100            $   5,363
         Pool products                               2,159                1,222                       (19)                 666
         Corporate                                  (1,740)              (1,531)                   (3,682)              (2,961)

      -------------------------------------------------------------------------------------------------------------------------

                                                 $   2,901            $   2,509                 $   1,399            $   3,068
      -------------------------------------------------------------------------------------------------------------------------

      Capital expenditures:
         Packaging products                      $   1,459            $   1,803                     2,752            $   3,381
         Pool products                                 217                  239                     1,541                  325
         Corporate                                      94                   36                       148                  240

      -------------------------------------------------------------------------------------------------------------------------

                                                 $   1,770            $   2,078                 $   4,441            $   3,946
      -------------------------------------------------------------------------------------------------------------------------

      --------------------------------------------------------------------------
                                                     AS AT
                                                    MAY 1,               MAY 3,
                                                      2004                 2003
      --------------------------------------------------------------------------

      Total assets:
         Packaging products                      $  56,301            $  51,601
         Pool products                              70,199               19,696
         Corporate                                  11,373                6,563

      --------------------------------------------------------------------------

                                                 $ 137,873            $  77,860
      --------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: June 15, 2004                      By:/s/KEVIN DAY
                                         Kevin Day, Chief Financial Officer